CLAR997859 |92083-P1 06/23

Filed pursuant to Rule 424(b)(3)

Registration No. 333-264548

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

SUPPLEMENT DATED JUNE 23, 2023 TO

THE PROSPECTUS DATED APRIL 28, 2023

Effective as of the date of this supplement, the following supplements and, to the extent inconsistent with, supersedes the cover page and sections entitled “Prospectus Summary,” “Summary of Fund Expenses” and “Plan of Distribution” in the Fund’s Prospectus:

No sales load will be paid with respect to purchases of Class S Shares. However, investors purchasing Class S Shares through certain financial intermediaries could be required to pay transaction or other fees in such amounts as set by such financial intermediary. Investors should consult with their financial intermediaries about any commissions, additional fees or charges they might impose on each share class.

Set forth below is an updated “Summary of Fund Expenses” table reflecting this revision.

SUMMARY OF FUND EXPENSES

This table describes the combined fees and expenses of the Fund that you will incur if you buy and hold Common Stock in the Fund. Sales loads and dealer manager fees may be reduced for certain categories of purchasers and for volume discounts, as disclosed in “Plan of Distribution—Sales Loads” and Appendix A of this prospectus.

	Class I	Class D	Class S	Class T
Stockholder Transaction Expenses:
Maximum Sales Load (as a percentage of the offering price)(1)	None	None	None	3.0%
Dealer Manager Fee (as a percentage of the offering price)(1)	None	None	None	0.5%
Maximum Early Withdrawal Fee(2)	2.0%	2.0%	2.0%	2.0%

	Class I	Class D	Class S	Class T
Annual Expenses (Percentage of Net Assets Attributable to Common Stock)
Advisory Fee(3)	1.25%	1.25%	1.25%	1.25%
Performance Fee	None	None	None	None
Other Expenses(4)	0.31%	0.52%	9.58%	0.39%
Distribution/Servicing Fee(5)	None	0.25%	0.85%	0.85%
Expenses Reimbursed(6)	None	(0.02)%	(9.08)%	None

All Inclusive Advisory and Distribution Fees and Other Expenses	1.56%	2.00%	2.60%	2.49%

Expenses Related to Borrowings(7)	0.85%	0.85%	0.85%	0.85%
Property Level Expenses(8)	1.12%	1.12%	1.12%	1.12%

Total annual operating expenses before expenses reimbursed	3.53%	3.99%	13.65%	4.46%

Total annual operating expenses after reimbursing expenses	3.53%	3.97%	4.57%	4.46%

(1)

The Distributor acts as the principal underwriter and distributor of the Common Stock and serves in that capacity on a best efforts basis, subject to various conditions. The Fund may be offered through the Distributor and Selling Agents that have entered into agreements with the Distributor. Selling Agents typically receive the sales load with respect to the Class T Shares purchased by their clients. Class T Shares are subject to a sales load of up to 3.0% and a dealer manager fee of 0.5%, in each case, of the total purchase price per Class T (including sales load and dealer manager fees). Certain participating broker-dealers may offer Class T Shares subject to a dealer manager fee of up to 1.5%, provided that the sum of the sales load and dealer manager fee will not exceed 3.5% of the total purchase price. Class I Shares, Class D Shares and Class S Shares are each not subject to a sales load or dealer manager fee; however, investors could be required to pay brokerage commissions on purchases and sales of shares to their Selling Agents. Investors should consult with their Selling Agents about the sale load and any additional fees or charges their Selling Agents might impose on each class of shares.

(2)

A stockholder who tenders its Common Stock with a tender valuation date within 12 months of the original issue date of such Shares will be subject to a fee of 2.00% of the NAV of the Common Stock repurchased by the Fund. If applicable, payment of the Early Withdrawal Fee will be made by reducing the repurchase proceeds. The Early Withdrawal Fee will be retained by the Fund for the benefit of remaining stockholders. Shares repurchased will be treated as having been repurchased on a “first-in/first-out” basis. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Common Stock purchased by such stockholder. LMPFA may waive the Early Withdrawal Fee in its sole discretion under certain circumstances. See “Repurchases” below for additional information about Common Stock repurchases.

(3)	LMPFA receives a monthly management fee at the annual rate of 1.25% of the Fund’s average daily NAV.

(4)	“Other Expenses” are estimated based on Fund average net assets for the fiscal year-to-date ended March 31, 2023 of $541 million and anticipated expenses for the current fiscal year.
(5)

The Fund pays the Distributor a Distribution Fee at an annualized rate of 0.60% of the net assets of the Fund attributable to Class S and Class T Shares. The Distribution Fee is for the sale and marketing of the Class S and Class T Shares and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Distribution Fee to the Selling Agents that sell or service Class S and Class T Shares. Payment of the Distribution Fee is governed by the Fund’s Distribution and Service Plan. The Fund pays the Distributor a Servicing Fee at an annualized rate of 0.25% of the Fund’s average daily NAV attributable to Class D, Class S and Class T Shares for services to stockholders. The Servicing Fee is for personal services provided to stockholders and/or the maintenance of stockholder accounts and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Servicing Fees to the Selling Agents that sell or service Class D, Class S and Class T Shares. Payments of the Servicing Fee are governed by the Fund’s Distribution and Service Plan.

(6)

LMPFA has agreed to waive fees and/or reimburse the Fund’s expenses (including organizational and offering expenses, but excluding property management, acquisition, disposition expenses, any other expenses related to investments in real property, debt and real-estate related securities, expenses related to borrowings or the issuance of preferred stock, interest, brokerage, tax and extraordinary expenses and acquired fund fees and expenses) to the extent necessary to ensure that the total annual Fund operating expenses (excluding Specified Expenses) attributable to Class I Shares, Class D Shares, Class S Shares, and Class T Shares will not exceed 1.75%, 2.00%, 2.60%, and 2.60%, respectively, of NAV, subject to recapture as described below. These arrangements cannot be terminated prior to December 31, 2024 without the Board’s consent.

LMPFA is permitted to recapture amounts forgone or reimbursed within three years after the fiscal year in which LMPFA earned the fee or incurred the expense if the total annual Fund operating expenses have fallen to a level below the limit described herein. In no case will LMPFA recapture any amount that would result, on any particular business day of the Fund, in a relevant class’s total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

(7)

The table is estimated based on Fund average net assets for the fiscal year-to-date ended March 31, 2023 of $541 million, assumes the Fund’s use of leverage in an amount equal to 9.98% of the Fund’s average net assets for the fiscal year-to-date ended March 31, 2023, and assumes the annual interest rate on Borrowings is 6.50%. The Fund’s actual interest costs associated with leverage may differ from the estimates above. In addition, the Fund also expects that its unconsolidated operating entities will use borrowings, the costs of which will be indirectly borne by stockholders. The Fund has a revolving credit agreement with Bank of America, N.A. (“Credit Agreement”) that allows the Fund to borrow up to an aggregate amount of $125,000,000, with increases up to $150,000,000 with subsequent credit approval, all subject to availability under the borrowing base and restrictions imposed on borrowings under the 1940 Act. The interest on the loan is calculated at a variable rate based on the Bloomberg Short-Term Bank Yield Index (BSBY) rate, plus any applicable margin. Under the Credit Agreement, the Fund pays a commitment fee on the unutilized portion of the loan commitment amount at an annual rate of 0.25%, except that the commitment fee is 0.20% if the aggregate outstanding balance of the loan is equal to or greater than 50% of the current commitment.

(8)

Property Level Expenses are estimated based on Fund average net assets for the fiscal year-to-date ended March 31, 2023 of $541 million and include estimated fees and expenses related to property management, disposition expenses, any other expenses related to investments in real property of the Fund’s consolidated subsidiaries.

Expense Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes:

•	You invest $1,000 in the Fund for the time periods indicated;

•	Your investment has a 5% return each year and the Fund’s operating expenses remain the same (as reflected above); and

•	You reinvest all distribution and dividends without a sales charge at NAV.

Although your actual costs may be higher or lower, based on the above assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class I, Total Expenses Incurred	$36	$109	$184	$381
Class D, Total Expenses Incurred	$40	$121	$204	$419
Class S, Total Expenses Incurred	$46	$297	$506	$890
Class T, Total Expenses Incurred	$78	$165	$253	$477

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.

A stockholder who tenders its Common Stock with a tender valuation date within 12 months of the original issue date of such Shares will be subject to a fee of 2.00% Early Withdrawal Fee. The 1-year expense figure for such Shares under the assumptions of this example would be $56 for Class I Shares, $60 for Class D Shares, $66 for Class S Shares and $98 for Class T Shares.

In addition, effective as of the date of this supplement, the following supplements and, to the extent inconsistent with, supersedes the applicable sections entitled “Prospectus Summary,” “Plan of Distribution” and “Description of Shares” in the Fund’s Prospectus:

The Fund will cease paying the Distribution Fee with respect to any Class T Share and the Servicing Fee with respect to any Class D or Class T Share held in a stockholder’s account at the end of the month in which the Distributor, in conjunction with the transfer agent, determines that total upfront sales loads, dealer manager fees, Distribution Fees and Servicing Fees paid with respect to such shares would exceed 8.75% of the gross proceeds from the sale of such shares (excluding the gross proceeds of any shares issued under our DRIP with respect thereto). Shares sold or serviced through certain participating broker-dealers may be subject to a lower limit as set forth in the applicable agreement between the Distributor and a participating broker-dealer at the time such shares were issued. At the end of such month, such Class D Shares or Class T Shares (and any shares issued under our distribution reinvestment plan with respect thereto) held in such stockholder’s account will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV of such class of shares. Class S shares are not subject to a conversion feature.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.